Arizona Star Files Technical Report on Cerro Casale Project

43-101 Disclosure Clears Way for AIF and 40-F

Toronto, Ontario, June 16, 2005 – Arizona Star Resource Corp. (TSX-V: AZS) announced today that it has filed on SEDAR a National Instrument 43-101 Technical Report regarding the resources at its Cerro Casale project located in Chile. The report was prepared by AMEC Americas Limited (“AMEC”), an independent consulting firm based in Vancouver, B.C.

Paul A. Parisotto, President and CEO, stated that “the filing of the AMEC report confirms our commitment to improve disclosure standards for Arizona Star as part of our previously announced value maximizing process. The report allows us to complete our first Annual Information Form in Canada, and a registration statement on Form 40-F with the United States Securities and Exchange Commission. These documents will assist us in seeking a listing of our shares on more senior North American stock exchanges, which in turn may improve the visibility and liquidity of the Company’s shares.”

Cerro Casale is one of the world’s largest undeveloped gold and copper projects. The mineral resources were estimated and reported in a 2000 feasibility completed by Placer Dome Technical Services and reviewed by AMEC as part of the subject National Instrument 43-101 report. The mineral resources are as follows:

Mineral Resource Category	Tonnage (Kt)	Grades Gold Copper (g/t) (%)		Contained Metal Gold Copper (M oz) (Kt)
Measured	202,800	0.75	0.25	4.89	500
Indicated	910,800	0.70	0.26	20.53	2,368
Measured+Indicated	1,113,600	0.71	0.26	25.42	2,868
Inferred	171,200	0.63	0.33	3.49	565

Measured Mineral Resources were set by a search ellipse defined by the first ranges of a gold variogram model; Indicated Mineral Resources were set by a search ellipse defined by the ranges of the second variogram ranges; and Inferred Mineral Resources were set using a search ellipse that was 1.5 times the second ranges of the respective variogram models. Only blocks that contained interpolated gold values were used in the Inferred category. Inspection of the model and drill hole data on plans and sections combined with spatial statistical work and validation results done by Placer Dome Technical Services and reviewed by AMEC support this classification scheme.

The mineral resources were defined within a Lerch Grossman pit designed using a gold price of US $500/oz, US $1.25/lb for copper, and estimated costs (from experience on similar mines) of US $3.39/t. The mineral resources for Cerro Casale are reported at a gold cutoff grade of 0.4 g/t. and are entirely inclusive of mineral reserves. The mineral resources for Cerro Casale were last estimated in January 2000.

Arizona Star holds a 25% interest in the project, Placer Dome holds a 51% interest and is the operator and Bema Gold holds the remaining 24% interest. Based on a feasibility study completed by Placer Dome Technical Services Limited in January 2000, and updated in March, 2004, total projected capital costs are estimated at US$1.65 billion. Furthermore, based on the updated feasibility study’s capital and operating cost estimates as of March 2004 and the Chilean tax regime of that date, and assuming a gold price of $400 per ounce and a copper price of $1.10 per pound, the project is expected to produce 975,000 ounces of gold annually at cash operating costs of US$71 per ounce (net of copper credits) and total costs of US$186 per ounce (net of copper credits) for 18 years. Placer Dome is required to arrange US$1.3 billion in financing, including $200 million in equity on behalf of the partners by December 28, 2005 in order to retain their 51% interest. The partners are expected to participate pro rata on project requirements above $1.3 billion.

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For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO Tel: (416) 369-9333

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.